Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Third Quarter 2017

Heidelberg, Germany, November 7, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended September 30, 2017.

“We continue to make great strides in validating our NK cell engager programs, in particular through encouraging data from studies of our lead candidate AFM13, which is progressing through clinical development as a mono- and combination therapy,” said Dr. Adi Hoess, CEO of Affimed. “Leveraging our unique NK cell-based platform for high-affinity CD16A-targeting, we are advancing our tetravalent bispecific antibodies with the potential to tailor immune-engaging therapy to different indications and settings.”

Third Quarter Updates

Corporate Update

•	In September 2017, Dr. Wolfgang Fischer, former Global Head of Program and Project Management of Sandoz Biopharmaceuticals (Novartis Group) joined Affimed as Chief Operating Officer. Dr. Fischer has over 20 years of R&D experience with a focus on oncology, immunology and pharmacology. With his proven track record in drug development, he will support the Company in advancing its unique immune cell engagers to address the existing medical need in hematologic and solid tumor indications. In addition to his role as COO, Dr. Fischer will assume responsibility as interim CMO, working closely with the Company’s clinical team.

NK cell engager programs

•	In Affimed’s Phase 1b combination study of its lead product candidate, the CD30/CD16A-targeting NK cell engager AFM13, with Merck’s Keytruda (pembrolizumab) in Hodgkin lymphoma (HL), the dose expansion cohort is open and recruiting. Data analysis of three-month response rates is ongoing for the escalation phase of the trial with analysis of 9 out of 12 patients completed to date. Of the 3 patients enrolled into cohort 1, two experienced partial metabolic responses, while one patient progressed. Of the 3 patients enrolled into cohort 2, one patient experienced a complete metabolic response, one patient experienced a partial metabolic response and one patient progressed. Out of the six patients in dose cohort 3, three were analyzed to date, all of which experienced partial metabolic responses at the first tumor response assessment. The Company intends to present detailed dose escalation data including response data of the three remaining patients in cohort 3 at the upcoming ASH 2017 Annual Meeting in December.

•	Affimed is supporting a translational Phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation led by Columbia University. The study is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment. The first cohort has been fully enrolled and recruitment into further cohorts is ongoing. The first patient, suffering from anaplastic large-cell lymphoma (ALCL) with cutaneous manifestation, experienced a complete response of cutaneous lesions after the first treatment cycle. Systemic evaluation is ongoing. This provides first evidence that NK cell engagers are able to induce tumor regression in this indication.

•	The Company’s investigator-sponsored Phase 2a monotherapy study of AFM13 in HL led by the German Hodgkin Study Group (GHSG), is open to recruit under the new design, which includes patients pre-treated with both brentuximab vedotin (B.V.) and anti-PD1.

•	In Affimed’s collaboration with The University of Texas MD Anderson Cancer Center (MDACC) evaluating the Company’s NK cell engager AFM13 in combination with MDACC’s NK cell product, preclinical research activities are progressing.

•	The Company has developed multiple tetravalent, bispecific antibody formats in addition to its TandAbs. These molecules confer distinct biophysical properties aimed at tailoring PK profiles. Based on its platform, Affimed is advancing AFM24, an EGFR/CD16A-specific NK cell engager and AFM26, a BCMA/CD16A-specific NK cell engager, through IND-enabling studies. Final candidates have been selected for AFM24 and AFM26, respectively.

•	Candidates for AFM24, developed to treat solid tumors, are based on both TandAb format and on novel proprietary antibody formats. AFM24 molecules offer a differentiated mode of action as compared to cetuximab. Furthermore, binding to NK cells is largely unaffected by IgG competition, resulting in higher efficacy and elimination of cells with low target expression. Affimed is currently evaluating its novel format-based AFM24 molecules, which have significantly longer half-lives, in comparison to the Company’s TandAbs, which have already shown evidence of a beneficial safety profile.

•	AFM26 is designed to eliminate malignant cells in multiple myeloma (MM) independent of BCMA expression levels. AFM26 offers a differentiated mode of action, targeting cells expressing very low levels of BCMA, conferring NK cell cytotoxicity and eliciting lower cytokine release compared to a BiTE molecule. Furthermore, binding to NK cells is largely unaffected by IgG competition. These unique features could position AFM26 in patients receiving autologous stem cell transplant (ASCT)-eligible at or shortly after transplant, a period in which no treatment is currently available.

T cell engager programs

•	Affimed is conducting two clinical Phase 1 dose-escalation trials with AFM11, a CD3/CD19-targeting tetravalent bispecific T cell engager in patients with relapsed and refractory (r/r) acute lymphocytic leukemia (ALL) and with r/r non-Hodgkin lymphoma (NHL), respectively. Both studies are ongoing and recruiting.

•	Recruitment is ongoing into a first-in-human Phase 1 dose escalation trial of AMV564 conducted by Amphivena Therapeutics, Inc. in patients with r/r acute myeloid leukemia (AML). AMV564 is a CD33/CD3-specific antibody based on Affimed’s technology platform. Affimed owns ~18.5% of Amphivena (fully diluted).

Financial Highlights

(Figures for the third quarter and first nine months of 2017 and 2016 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €41.8 million as of September 30, 2017 compared to €44.9 million as of December 31, 2016. Affimed’s operational expenses for the nine months ended September 30, 2017 were primarily offset by net proceeds of €16.4 million from a public offering of common shares in the first quarter and of €2.5 million from the drawdown of the second tranche of the loan from Silicon Valley Bank.

Net cash used in operating activities was €20.7 million for the nine months ended September 30, 2017 compared to €25.5 million for the nine months ended September 30, 2016. The decrease was primarily related to lower cash expenditure for research and development (R&D) in connection with Affimed’s development and collaboration programs and to the expiration of the Amphivena collaboration.

Revenue for the third quarter of 2017 was €0.5 million compared to €0.9 million for the third quarter of 2016. Revenue in the 2017 period was derived from AbCheck services while revenue in the 2016 period related predominantly to Affimed’s collaboration with Amphivena.

R&D expenses for the third quarter of 2017 were €6.0 million compared to €8.8 million for the third quarter of 2016. The decrease was primarily related to lower expenses for AFM13 and our discovery/early stage development activities.

G&A expenses for the third quarter of 2017 were €1.9 million compared to €2.2 million for the third quarter of 2016.

Net loss for the third quarter of 2017 was €8.1 million, or €0.18 per common share, compared to a net loss of €10.3 million, or €0.31 per common share, for the third quarter of 2016. The decrease of operating expenses was partially offset by lower revenue and higher finance costs.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com, IR@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statements of comprehensive loss (in € thousand)

	For the three-months ended September 30		For the nine-months ended September 30
	2016	2017	2016	2017

Revenue	938	467	4,943	1,374

Other income – net	19	117	143	201
Research and development expenses	(8,760)	(6,008)	(24,456)	(16,881)
General and administrative expenses	(2,181)	(1,876)	(6,239)	(6,091)

Operating loss	(9,984)	(7,300)	(25,609)	(21,397)

Finance income / (costs) – net	(311)	(800)	(1,183)	(2,425)

Loss before tax	(10,295)	(8,100)	(26,792)	(23,822)

Income taxes	0	0	(2)	20

Loss for the period	(10,295)	(8,100)	(26,794)	(23,802)

Total comprehensive loss	(10,295)	(8,100)	(26,794)	(23,802)

Loss per share in € per share (undiluted = diluted)	(0.31)	(0.18)	(0.81)	(0.55)

Affimed N.V.

Condensed consolidated statements of financial position (in € thousand)

	December 31, 2016	September 30, 2017
		(unaudited)

ASSETS
Non-current assets

Intangible assets	55	56
Leasehold improvements and equipment	822	1,120
	877	1,176
Current assets
Inventories	197	282
Trade and other receivables	2,255	1,583
Other assets	516	502
Financial assets	9,487	8,470
Cash and cash equivalents	35,407	33,343
	47,862	44,180
TOTAL ASSETS	48,739	45,356
EQUITY AND LIABILITIES
Equity
Issued capital	333	447
Capital reserves	190,862	209,606
Accumulated deficit	(152,444)	(176,246)
Total equity	38,751	33,807
Non-current liabilities
Borrowings	3,617	4,682
Total non-current liabilities	3,617	4,682
Current liabilities
Trade and other payables	5,323	4,334
Borrowings	973	2,500
Deferred revenue	75	33
Total current liabilities	6,371	6,867
TOTAL EQUITY AND LIABILITIES	48,739	45,356

Affimed N.V.

Unaudited condensed consolidated statements of cash flows (in € thousand)

	For the nine-months ended September 30
	2016	2017
Cash flow from operating activities
Loss for the period	(26,794)	(23,802)
Adjustments for the period:
- Income taxes	2	(20)
- Depreciation and amortization	293	257
- Gain from disposal of leasehold improvements and equipment	0	(20)
- Share based payments	2,719	1,494
- Finance income / costs – net	1,183	2,425
	(22,597)	(19,666)
Change in trade and other receivables	(1,398)	690
Change in inventories	(25)	(85)
Change in other assets	(151)	(393)
Change in trade, other payables and deferred revenue	(1,080)	(1,044)
Cash used in operating activities	(25,251)	(20,498)
Interest received	60	48
Paid interest	(355)	(229)
Net cash used in operating activities	(25,546)	(20,679)

Cash flow from investing activities
Purchase of intangible assets	(21)	(26)
Purchase of leasehold improvements and equipment	(194)	(545)
Cash received from the sale of leasehold improvements and equipment	0	35
Cash paid for investments in financial assets	(27,088)	(13,114)
Cash received from maturity of financial assets	13,536	13,425
Net cash used for investing activities	(13,767)	(225)

Cash flow from financing activities
Proceeds from issue of common shares	0	19,241
Transaction costs related to issue of common shares	0	(1,524)
Proceeds from borrowings	0	2,500
Transaction costs related to borrowings	0	(11)
Repayment of borrowings	(1,079)	0
Cash flow from financing activities	(1,079)	20,206

Net changes to cash and cash equivalents	(40,392)	(698)
Cash and cash equivalents at the beginning of the period	76,740	35,407
Exchange-rate related changes of cash and cash equivalents	(655)	(1,366)
Cash and cash equivalents at the end of the period	35,693	33,343

Affimed N.V.

Unaudited condensed consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total Equity

Balance as of January 1, 2016	333	187,169	(120,228)	67,274
Equity-settled share based payment awards		2,719		2,719
Loss for the period			(26,794)	(26,794)

Balance as of September 30, 2016	333	189,888	(147,022)	43,199

Balance as of January 1, 2017	333	190,862	(152,444)	38,751
Issue of common shares	114	17,199		17,313
Equity-settled share based payment awards		1,494		1,494
Issue of warrant note (loan Silicon Valley Bank)		51		51
Loss for the period			(23,802)	(23,802)

Balance as of September 30, 2017	447	209,606	(176,246)	33,807